601 Lexington Avenue New York, New York 10022
(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

January 23, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention: Mr. Jay Ingram

Re:	Kinetic Concepts, Inc.
KCI USA, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed December 7, 2012
File No. 333-184233

Dear Mr. Ingram,
This letter is being furnished on behalf of Kinetic Concepts, Inc., a Texas corporation (“Kinetic Concepts, Inc.”), and KCI USA, Inc., a Delaware corporation (“KCI USA, Inc.” and together with Kinetic Concepts, Inc., the “Issuers”) and the Guarantors listed in the Registration Statement (as defined below) (together with the Issuers, the “Registrants”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 17, 2012 to Teresa A. Johnson, Vice President and Interim Chief Financial Officer of Kinetic Concepts, Inc., with respect to the Registrants' Registration Statement on Form S-4 (File No. 333-184233) (the “Registration Statement”) that was filed with the Commission on October 1, 2012, as subsequently amended on November 5, 2012 and December 7, 2012.
The text of the Staff's comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Registrants' response to each of the numbered comments immediately below each numbered comment.

In addition, the Registrants are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. Amendment No. 3 has been revised to reflect the Registrants' responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 3, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 3, all of which have been marked to show changes from Amendment No. 2 of the Registration Statement.
General

1.	Staff's comment: Please provide a currently dated, signed auditors' consent with your next amendment.

Response: In response to the Staff's comment, the Registrants have filed a currently dated, signed auditor's consent with Amendment No. 3.

2.
Staff's comment: Since we assume your most recent amendment includes all required and material disclosures, please remove all references to further information being included in Amendment No. 1 to your Registration Statement on Form S-4 dated November 5, 2012.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on pages 69, 71, 72, F-69, F-71, F-75 and F-78 of the Registration Statement.
Description of Second Lien Exchange Notes, page 152
Guarantees, page 153

3.
Staff's comment: Refer to comment seven in our letter dated November 19, 2012. We do not believe that the release provision impacting the guarantees of Parent, US Holdco and Holdings should be treated comparably to a subsidiary guarantor release provision as you posit in your supplemental response. As we indicated in our prior comment, the arrangement that allows for Parent, US Holdco and Holdings to opt out of their obligation prior to or during the term of the debt is not a full and unconditional guarantee and the exception contained in Rule 3-10 of Regulation S-X would not be available for those registrants.

Response: In response to the Staff's comment, the Registrants have entered into a supplemental indenture amending Section 10.2(b) of each of the Indentures to eliminate the release of the Guarantee of the Parent, US Holdings and Holdings upon the sale of LifeCell, such that the Parent's Guarantee will be “full and unconditional” in accordance with the Staff's guidance. As a result of the proposed amendment, Parent may not be released from its guarantee under any circumstances, except pursuant to the amended Section 10.2 of each Indenture. For the Staff's convenience, the revised Sections 10.2 are attached as Exhibit A and Exhibit B to this letter.
The adopting release for Rule 3-10 of Regulation S-X states that a guarantee can be full and unconditional even if it includes a savings clause related to bankruptcy or fraudulent conveyance, and the adopting release further states that this status would not be defeated if the guarantee provides that it is limited to “the maximum amount that can be guaranteed without constituting a fraudulent conveyance or fraudulent transfer under applicable insolvency laws.” See Release Nos. 33-7878 and 34-43124, 65 Fed. Reg. 51,692 at page 14 (Aug. 4, 2000). The savings clause in Section 10.2(a) of each Indenture includes the limitations expressly permitted by the adopting release. Specifically, Section 10.2(a) limits each Guarantee to the maximum aggregate amount of obligations that can be guaranteed by the applicable Guarantor without rendering the Indenture or the Notes, as they relate to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.
Section 10.2(b) of the Indentures provides that the Guarantors shall also be released upon the following circumstances: (1) other than in the case of Parent, US Holdings and Holdings or any other direct or indirect parent of the Issuer, a sale or other disposition (including by way of consolidation or merger) of the Capital Stock of such Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (other than to the Company or a Restricted Subsidiary) otherwise permitted by the Indenture; (2) the designation in accordance with the Indenture of the Guarantor as an Unrestricted Subsidiary or the occurrence of any event after which the Guarantor is no longer a Restricted Subsidiary; (3) defeasance or discharge of the Notes; or (4) upon the achievement of Investment Grade Status by the Notes, provided that such Note Guarantee shall be reinstated upon the Reversion Date. Pursuant to Section 2510.5 of the Financial Reporting Manual, the Registrants may rely on the exceptions to Rule 3-10, because these are customary circumstances that provide for the automatic release of subsidiary guarantees.
As a result of the proposed amendment to the Indentures to eliminate the ability to release of the guarantees of Parent, US Holdings and Holdings, the Registrants respectfully submit that the Guarantees will be “full and unconditional” and the Registrants otherwise satisfy all of the requirements of Rule 3-10 and are therefore entitled to avail themselves of the relief provided thereunder.

4.
Staff's comment: Refer to comment eight in our letter dated November 19, 2012. We understand that the collateral cut-back provision operates to exclude from the collateral pool the capital stock of your subsidiaries that equals 20% or more of the principal amount of the notes. Nevertheless, holders of the notes are entitled to an understanding of how their foreclosure rights are impacted by the Article 3-16 exclusion provision. To that end, please provide the information we requested in our letters dated October 26, 2012 and November 19, 2012. This includes the name(s) of any subsidiary that as of the latest Balance Sheet date has capital stock collateralizing the Notes and has the greater of the book value or market (fair) value of its capital stock equaling 20% or more of the current principal amount of the registered notes. Also disclose the aggregate percentages of consolidated assets, revenue, and pre-tax income which is comprised of the subsidiaries whose capital stock is pledged as collateral.

Response: The Issuers do not believe that the requested disclosure regarding the subsidiaries with capital stock collateralizing the Notes is necessary, because the subsidiaries' pledges of capital stock are not material in the context of the entire collateral package. Due to the disparity in value between the pledged assets and the pledged stock, the operation of the collateral cut-back provision, which can exclude from the collateral pool the capital stock of the Issuers' subsidiaries that equals 20% or more of the principal amount of the notes, will have an immaterial impact on the foreclosure rights of note holders.
The Notes are secured by interests in (1) 100% of the capital stock of existing and future wholly owned domestic subsidiaries of Kinetic Concepts, Inc., (2) 65% of the voting stock of certain existing and future wholly owned material “first tier” foreign subsidiaries of the Issuers and any Guarantor, and (3) substantially all of the other property and assets that are held by the Issuers or any of the Guarantors, subject to the collateral cut-back provision. The pledge of the capital stock is not a material portion of the collateral package, because the pledged assets are more valuable to note holders than the pledged capital stock for two reasons. First, the assets provide more relief to note holders than the stock in a foreclosure situation, because such assets will be liquidated first. In addition, the value of the capital stock of the Issuers' subsidiaries is directly connected to the value of the assets held by each subsidiary because the capital stock of such subsidiaries is not publicly traded. Therefore, in a liquidation situation, the value of a subsidiary's capital stock declines as such subsidiary's assets are sold, leaving little additional value in the capital stock for note holders in foreclosure. Second, note holders would have difficulty selling the pledged stock because there is no market for the capital stock. This lack of liquidity makes the capital stock less valuable as collateral. Given that the pledged assets of the entities are more valuable as collateral than the pledged stock, the Issuers believe the subsidiaries' capital stock does not represent a material portion of the collateral for the Notes and, therefore, the requested disclosure would be immaterial.
Unaudited Pro Forma Condensed Consolidated Financial Information,
Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 42

5.
Staff's comment: Please revise the pro forma statement of operations to exclude line items below income from continuing operations and to re-label that line item income from continuing operations before non-recurring expenses directly attributable to the transaction. Refer to Instruction 1 to Rule 11-02(b) and Rule 11-02(b)(5) of Regulation S-X.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on page 42 of the Registration Statement.
Note 16 - Guarantor Condensed Consolidating Financial Statements, page F-52
Note 8 - Guarantor Condensed Consolidating Financial Statements, page F-85

6.	Staff's comment: Please remove references to the SEC and the Division of Corporation Finance's Financial Reporting Manual from your disclosure on pages F-52 and F-85.

Response: In response to the Staff's comment, the Registrants have revised the disclosure on pages F-52 and F-85 of the Registration Statement.
We hope that the foregoing has been responsive to the Staff's comments. If you have any questions related to this letter, please contact me at (212) 446-4746 or my colleague Joshua N. Korff at (212) 446-4943.
Sincerely,
/s/ Michael Kim .
Michael Kim, Esq

cc:	Teresa A. Johnson
Vice President, Interim Chief Financial Officer
Kinetic Concepts, Inc.